AGL

Tel: 02 9921 2999
Fax: 02 9921 2552

St Leonards
72 Christie Street
St Leonards NSW 2065

AGL Energy Limited
ABN 74 115 061 375

Locked Bag 1837
ST LEONARDS NSW 2065
www.agl.com.au

30 June 2007

U.S. Securities and Exchange Commission,
Division of Corporation Finance,
100 F. Street, N.W.,
Washington, D.C. 20549.

Re: AGL Energy Limited -- Rule 12g3-2(b) Exemption
<u>File No.</u> 82-35037

Dear Sir/Madam

The enclosed information is being furnished by AGL Energy Limited ("AGL") under paragraph (b)(1)(i) of Rule 12g3-2 under the Securities Exchange Act of 1934 (the "Exchange Act").

In accordance with paragraphs (b)(4) and (b)(5) of the Rule, the documents furnished herewith are being furnished with the understanding that such documents will not be deemed "filed" with the U.S. Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that AGL is subject to the Exchange Act.

Yours faithfully,

Paul McWilliams
Company Secretary

Issues Raised and Reported to the ASX

Period 01 June 2007 – 30 June 2007 (inclusive)

06/06/2007	AGL secures investment in CSM Energy
06/06/2007	AGL Presentation Citi I & U Conference
07/06/2007	Update to AGL Citi I & U Conference Presentation
20/06/2007	Change of Director's Interest Notice x 4
26/06/2007	MD Presentation UBS Conference

ASX
AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 06/06/2007

TIME: 08:28:37

TO: AGL ENERGY LIMITED

FAX NO: 02-9921-2552

FROM: ASX LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Secures investment in CSM Energy

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

AGL Energy Limited
ABN 74 115 061 375

72 Christie Street
St Leonards, 2065 NSW
AUSTRALIA

Tel: +61 2 9921 2999
Fax: +61 2 9921 2552

Locked Bag 1837
St Leonards, 2065 NSW AUSTRALIA
www.agl.com.au

asx & media release

June 6, 2007

AGL secures investment in CSM Energy

AGL Energy Limited (AGL) today announced it had reached agreement with CSM Energy Limited to acquire a cornerstone investment of 35 per cent in CSM Energy for $3.0 million.

CSM Energy is an unlisted public company with a strategic business focus of pursuing Coal Mine Methane (CMM) gas extraction and commercialisation businesses.

Announcing this deal, AGL Managing Director Paul Anthony said, "AGL is pleased to be making this investment in a company which has a corporate goal of becoming a world class specialist service provider to the coal industry. As part of this deal, AGL has secured valuable rights to access any gas production and power generated from future CMM projects, and we have the further option to acquire a minimum 35% direct equity stake in all projects pursued by CSM Energy."

CSM Energy has a number of agreements with coal mine operators to pursue CMM projects in Queensland and has originated a number of project opportunities in New South Wales. Last year AGL acquired a 50% interest in the Moranbah Gas Project which is adjacent to one of CSM Energy's CMM project areas.

CMM is potentially a major natural gas resource within mining leases. CMM gas has traditionally been a waste product for coal miners, however tighter environmental development conditions are leading to numerous opportunities to provide gas extraction services to the coal mine sector. A range of gas commercialisation initiatives arise from participating in CMM projects such as power generation and wholesale gas sales.

"This transaction is another upstream initiative supporting AGL's four corners strategy by taking a shareholding in a company that will enable us to secure further access to equity gas positions in eastern Australia" Mr Anthony said.

"This is a modest but exciting entry for AGL into an industry which is showing rapid signs of growth in response to the environmental and development pressures on Australia's burgeoning coal industry".

AGL will fund the acquisition through existing cash reserves. The transaction is expected to be completed prior to the end of June when AGL's nominees will assume two seats on the reconstituted Board of CSM Energy.

Further enquiries:

Media
Matthew Horan
Direct: + 61 2 9360 6606
Mobile: + 61 (0) 403 934 958
e-mail: mhoran@catocounsel.com.au

Analysts & Investors
Graeme Thompson, Head of Investor Relations
Direct: + 61 2 9921 2789
Mobile: + 61 (0) 412 020 711
e-mail: gthompson@agl.com.au

ASX
AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 06/06/2007

TIME: 09:00:55

TO: AGL ENERGY LIMITED

FAX NO: 02-9921-2552

FROM: ASX LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

AGL Presentation Citi I&U Conference

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

agl energy

operational & strategic update

paul anthony, managing director & ceo



Citi
Infrastructure & Utilities Conference

Sydney, June 2007

disclaimer

the information in this presentation:

- is not an offer or recommendation to purchase or subscribe for securities in agl energy limited or to retain any securities currently held
- does not take into account the potential and current individual investment objectives or the financial situation of investors
- was prepared with due care and attention and is current at the date of the presentation

actual results may materially vary positively or negatively from any forecasts (where applicable) in this presentation. before making or varying any investment in securities in agl energy limited, all investors should consider the appropriateness of that investment in light of their individual investment objectives and financial situation and should seek their own independent professional advice.

agl energy

growing from a position of strength

- Australia's largest retailer of gas & electricity;
  - ~4.1m customer accounts across NSW, Victoria, South Australia, Queensland & Western Australia (includes 100% of JV's)
  - ~1.3m dual-fuel customer accounts (includes 100% of JV's)
  - 170 years of operational experience in the Australian energy market
- Diversified upstream generation & gas portfolio delivering natural hedge to retail customer base;
  - ~3,300MW of equity generation
  - ~4,200PJ of equity & contract gas with considerable depth & flexibility
- Comprehensive suite of *identified*, clean technology growth opportunities
  - ~2,400MW of renewable and clean burn gas generation projects under review
- S&P/ASX 50 company with market capitalisation of ~AUS$7 billion & BBB investment grade credit rating (Standard & Poor's)
- Leading the field in energy market consolidation & integration









a focused energy company

Operational Snapshot

Retail Customer Accounts
2.1 M gas
2.0 M electricity
1.3 M dual-fuel
(includes 100% of JVs)

Generation
3,300 MW equity capacity
5,600 MW (includes 100% JVs & development projects)

Gas Reserves[2]
~3,320 PJs contracted gas
~840 PJs equity gas

New Generation Developments
~2,400 MW identified renewables & clean burn gas

Energy Sales
Electricity ~41 TWh p.a.
Gas ~235 PJ p.a.

Other

ELGAS:	50% investment, 500,000 customers across Australia
Gas Valpo, Chile:	Gas distribution ~600 km network length ~41,000 customers ~10 PJ load
CSM Energy:	~35% investment in coal mine methane extraction

Map Key

- Hydro generation
- Gas generation
- Brown coal generation
- Other Cogeneration (25.5 MW)
- Landfill and biogas generation (39.8 MW)
- PNG Upstream gas



PNG UPSTREAM GAS (~11.9 & ~66.7% EQUITY) ~330 PJ
COOPER BASIN - GAS 560 PJ (CONTRACT)
MORANBAH GAS PROJECT (50% EQUITY) ~208 PJ
BOWEN / SURAT BASIN - GAS 1,155 PJ (CONTRACT)
QGC - GAS (27.6% EQUITY) ~260 PJ
QLD ACCOUNTS
70,800 gas
473,000 electricity
WA ACCOUNTS[1]
566,000 gas
1,600 electricity
ALINTA AGL PINJARRA COGENERATION[1] - GAS (33% OF 140 MW)
AGL HYDRO NSW (62.2 MW)
SYDNEY BASIN - GAS (50% EQUITY) 41 PJ & 130 PJ (CONTRACT)
SA ACCOUNTS
60,000 gas
502,000 electricity
NSW ACCOUNTS
770,000 gas
209,000 electricity
WATTLE POINT WIND FARM (90.8 MW OFF-TAKE)
HALLET WIND FARM DEVELOP (95 MW)
TORRENS ISLAND - GAS (1,280 MW)
VIC ACCOUNTS
493,000 gas
674,000 electricity
ACT ACCOUNTS
106,000 gas
152,000 electricity
OTWAY BASIN - GAS 315 PJ (CONTRACT)
LOY YANG A - COAL (32.5% OF 2,120 MW)
SOMERTON - GAS (150 MW)
AGL HYDRO VIC (583 MW)
BOGONG EXPANSION (140MW)
GIPPSLAND BASIN - GAS 1,160 PJ (CONTRACT)

[1] AGL Energy has a 33% interest in AlintaAGL with the option to go to 100% over 5 years
[2] 1 PJ (Petajoule) = ~1 BCF (billion cubic feet)

the integrated strategy

the 'four corners–big goal' approach



hunters & gatherers of value across gas & electricity energy chains
target: ~5,000 MW balances gen
electricity
upstream supply
target: 3–4,000 PJ equity gas
gas
fuel contracts
thermal fuel generation
renewable generation
power purchase agreements
complex hedge products and trading
influencing regulatory & industry outcomes
currently 4.1 million accounts
electricity
downstream supply
gas
target: 5million customer accounts
growth platform & skills to succeed across gas & electricity energy chains

- Driving consolidation in a fragmented market
- Exploiting first mover advantage - "win end game" to deliver ongoing, sustainable returns
- Deeper participation in profit pools of appreciating commodities - gas & electricity
- Full integration across dual electricity & gas supply chains to mitigate against commodity price traps, enhance robustness of earnings, add optionality & extract vale from supply chain links
- Portfolio structured to benefit under a carbon constrained environment

the integrated strategy

12 months of deploying the 'four corners' approach

- Southern Hydro (645MW)
- Bogong (Hydro 140MW)
- Hallet (Wind 95MW)
- Torrens Island (Gas 1,280MW)
- Gas & renewable generation projects under review ~2400MW

- Moranbah investment
- QGC Investment & GSA
- Sun Gas GSA
- Torrens Island GSA
- WUGS Storage Facility
- CSM energy investment



upstream supply electricity
~3,300 MW
downstream retail electricity
2m customer accounts
~4,200 PJ of contract & equity gas
upstream supply gas
2.1m customer accounts
downstream retail gas

- acquired ~600,000 customers via AlintaAGL Western Australia JV
- acquired ~500,000 retail customers in QLD
- ongoing organic growth
- continued dual-fuel opportunities

- acquired ~70,000 customers in QLD
- ongoing organic growth
- continued dual-fuel opportunities

driving strategic development across the gas & electricity energy chains

wholesale price volatility

an energy constrained market

NEM currently driven predominantly by energy & not capacity constraints

- Pre-drought characterised by (seasonal) capacity constraints
  - market separation & pricing events
- Currently characterised by high average prices & low volatility
  - markets not separating



Flat Forward Price Curve - All Regions
NSW
QLD
VIC
SA
$/MWh
$90
$85
$80
$75
$70
$65
$60
$55
$50
$45
$40
$35
$30
Jul 06
Aug 06
Sep 06
Oct 06
Nov 06
Dec 06
Jan 07
Feb 07
Mar 07
Apr 07
May 07



Average Pool Price Apr 07 v Apr 06
Apr-06
Apr-07
Price ($/MWh)
90
80
70
60
50
40
30
20
10
0
NSW
QLD
VIC
SA
Region

effective management of market supply/demand cycles requires a robust business model with a balance of equity generation & hedge positions

building the natural hedge

upstream generation

100% of Torrens Island Power Station (TIPS)

- Acquiring 1,280MW TIPS (Sth Aust) gas fired peaking & intermediate power station for $417m
  - transaction close date 2 July 07
- Delivers immediate natural hedge between upstream generation and downstream (customer) load
- Excellent remaining operating life of 25 years
  - verified by independent engineering consultant
- Provides gas storage capabilities via WUGS (Port Campbell, Vic) together with 10 year, ~300PJ GSA with flexible contract terms
  - gsa, haulage contract & storage facility deliver added optionality to agl across both gas & electricity portfolio's
- ACCC clearance received



TIPS

transaction economics

disciplined, creative transactions deliver value accretion



Specific Capacity Value ($/kW)
$1,300
$1,200
$1,100
$1,000
$900
$800
$700
$600
$500
$400
$300
$200
$100
$-
TIPS
SWS Peaker (Construction)
Quarantine (Construction)
Somerton Construction
EME Valley / Kwinana (Resale)
Valley Power (Snowy Purchase)
Hallett Construction
Ladbroke Grove (Construction)
Valley Power (Construction)
Oakey (Construction)
Hallett Sale (TRUenergy buy @ $117m)
Hallett Expansion
Mt Stuart (Construction)
TIPS / Ecogen (Resale)
Townsville Peaker (Construction)
Ecogen (Privatisation)
Torrens Island (AGL buy @ $417m)

TIPS

energy & capacity benefits

- Delivering ~180% [1] increase in energy output to the AGL generation portfolio



Indicative Energy Output
(GWhr per annum)
Post TIPS
~4,300 GWhr
Post Hallett & Bogong
~4,800 GWhr
TIPS
Pre TIPS
~1,500 GWhr
Torrens Island
Somerton
AGL Hydro (Vic), Dartmouth / Eildon etc
AGL Hydro (NSW) Various
Co Gen / Landfill / Biomass
Moranbah (Powerdirect)
Kiewa (Hydro)
Wattle Point (Wind - off take)

1. ~160% net of drought impacted hydro

delivering the natural hedge

rebalancing retail load & generation capabilities

- Physical / owned intermediate & peak generation cover extreme price risk periods
  - ~30% of AGL load occurs peak pricing periods & represents ~40% of COGS
- Equity investment in Loy Yang A provides natural financial hedge

Indicative AGL load 11 January 2007 & overlaying TIPS integration / portfolio benefits
(includes current actual / drought constrained hydro capacity)



Base Derivatives
Torrens Island B
Eildon
Peak Derivatives
Torrens Island A
Kiewa
Non Dispatchable Hydro
Somerton
Spot Price
Wattle Pointwindfarm
Dartmouth
AGL Load
Load & Dispatch MW
5,000
4,500
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
$10,000
$1,000
$100
$10
1
Regional Pool Price ($/MWh)
LYA natural financial hedge benefit
0:30
2:00
3:30
5:00
6:30
8:00
9:30
11:00
12:30
14:00
15:30
17:00
18:30
20:00
21:30
23:00
Half Hour

mitigating future price movements & capturing wholesale profit pools

indicative hedging approach for mass market

- A balance of own generation coupled with prudent forward hedge planning
- Intra year cover of ~90% or more of forecast load



indicative forecast load
Trading discretion based on house view of forward prices
indicative equity generation
Yr 1
Yr 2
Yr 3
Yr 4
Yr 5

generation diversity

a balanced portfolio

A robust generation portfolio mitigates risk of market cycles

- Diversity of fuel type (coal, gas & hydro/renewables)
- Diversity of generation type - base, intermediate & peak

Generation Type
NEM (equity) ~ 2,900MW


Base
Intermediate
39%
Peaking
25%

Fuel Type
NEM (equity) ~2,900MW


Renewable
Coal
24%
Gas
51%
Hydro
23%

building the natural hedge

upstream gas

Moranbah (Arrow)

- 50% stake in MGP for US$68.7m (~A$93m)
- First upstream equity gas in fast-growing Queensland market
- Strengthens supply position in Eastern Australia energy market
- Diversifies wholesale gas portfolio & delivers future portfolio optionality
- No exploration risk / AGL right to dispose of it's 50% share in reserves
- MGP is largest single producing CSM project in Australia / AGL has back-in right over Bowen Basin area in addition to it's licence rights
- ~16 PJ sales in 2006 (100%)~
- MGP total 2P reserves ~416PJ

QGC

- Initial 27.5% stake for cash outlay of up to $327 million
- AGL secures up to 740 PJ, 20 year GSA with optionality
  - ? pricing below current average AGL portfolio
  - ? delivers further diversity, flexibility and price stability to existing AGL portfolio
- Delivers AGL a $22.5 million gas market development services fee over initial 3 years
- AGL to appoint 3 out of 9 directors to QGC board
- QGC total 2P reserves ~1000PJ

moranbah & qgc:
transaction economics

disciplined, creative transactions deliver value accretion


Moranbah (Arrow)
2P reserves $/GJ
$2.40
$2.00
$1.60
$1.20
$0.80
$0.40
$0.00
+ ~349%
$0.49
$2.20
AGL acquisition (Moranbah)
Current market[1]


QGC
2P reserves $/GJ
$2.00
$1.60
$1.20
$0.80
$0.40
$0.00
+ ~1560%
$0.10
$1.66
AGL acquisition
Current market[1]

1. As at 4June 2007. Market capitalsiation + net debt / 2P reserves

hydro

upside potential



AGL Hydro Storage
—Dartmouth —Kiewa Scheme —Eildon
% usable storage
100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
May-06 Jun-06 Jul-06 Aug-06 Sep-06 Oct-06 Nov-06 Dec-06 Jan-07 Feb-07 Mar-07 Apr-07 May-07
~68% full
~12% full
~7% full

- Kiewa Scheme 68% full (~240MW - full discretion)
  - additional 140MW Bogong expansion forms part of Kiewa Scheme
- Derivative products (temperature & precipitation hedges) contribute
- GEAC (Loy Yang A) to deliver substantial increase in returns FY07 v FY06
- TIPS to deliver substantial, complimentary generation energy & capacity
- Considerable portfolio upside from return to normal hydrology conditions

~240MW discretionary hydro (Kiewa Scheme) receiving good inflows from recent snow/rain

project phoenix

on track & on budget

Complete

- Detailed design and build;
  - Design, configuration & build of 130 strategic retail business processes, voice architecture, interfaces, reports & industry regulated enhancements
  - Rationalisation of retail products & rates;
    - ~1,100 to 78 strategic products
    - ~1,000 to 33 rate categories

Current

- System testing & deployment preparation;
  - Integration testing, industry market participant connectivity, data cleansing
  - Workforce transition, organisational & process readiness, cut over readiness (5 trial conversions then 3 complete dress-rehearsals)
  - Selection of Applications Management Outsourcing (AMO) provider

Next

- Two stage deployment;
  - Release 1 - Q4 2007 (mass market customers)
  - Release 2 - Q2 2008 (mass market customers)
  - Further releases (covering I&C customers and balance of mass market)

phoenix will deliver AGL a single, scaleable world class customer management & billing platform together with an unassailable market leading cost to serve

powerdirect integration

on track – operations & cost

- Powerdirect Pty Ltd (SME business) will continue to operate as stand alone brand & business operating out of Victoria
  - IT, billing, customer service and sales & marketing functions completely segregated from AGL
  - currently finalising QLD Acquisition Plan (i.e. system product & channel capability in QLD)
  - currently deploying regional acquisition & retention plans for VIC, NSW & SA.
- Sun Gas & Powerdirect Sales* operations now managed as one entity
  - On track to fully integrate employee relations, legal, regulatory, finance, IT & wholesale into AGL by end of FY07
  - AGL integrating branded residential and small business into AGL sales & marketing - business readiness for pro-active campaigning
  - Employee presence in QLD will be predominantly customer facing sales roles

Powerdirect continues to operate effectively winning customers across existing markets

* Powerdirect Sales comprises ex Energex franchise customers north of Brisbane River & Ergon I&C customers.

driving operational efficiency

delivering sustainable benefits

Retail Headcount
(end target FY09 ~640 FTE's)



Retail FTE
1300
1100
900
700
500
300
Current position
Apr-06
Dec-06
Apr-07
Jun-07
Jun-08
Jun-09
Actual
Planned

Corporate & Merchant Headcount
(end target FY08 ~400 FTE's)



Corporate & Merchant FTE
1300
1100
900
700
500
300
Current position
Apr-06
Dec-06
Apr-07
Jun-07
Jun-08
Jun-09
Actual
Planned

Corporate restructuring, process re-engineering and head count reduction deliver increased KPI's across the group:

- 5.4% reduction in LTIFR (lost time injury frequency rate)
- 70% reduction in billing backlogs (Feb 06 v Dec 06)
- 54% reduction in electricity account transfers
- 42% improvement in handling time of customer requests on back of 53% increase in volumes
- Generation portfolio start reliability & availability continue to perform well

business re-engineering delivers >50% reduced head count and improved performance metrics

creative strategic execution

upstream gas

AGL to take 35% stake in CSM Energy Limited

- Initial cash outlay of $3 million
- Strong leverage to CSM business upside
- CSM Energy's strategic focus
  - acquiring coal mine methane ("CMM") gas and project rights; and
  - providing CMM extraction & commercialisation services
- AGL has secured exclusive rights to acquire all gas and power produced from CMM projects
- Further option to acquire a minimum 35% direct equity stake in all projects pursued by CSM energy
- CMM industry has large growth potential in response to ongoing environmental pressures on Australia's coal industry

competitive leadership

chicago climate exchange initiative

- First utility outside North America to join Chicago Climate Exchange
- Avenue to liquid market to trade excess carbon credits
- Additional incentive to further invest in domestic emission reduction projects
  - ~AUS $2 billion invested in renewable and environmentally friendly generation sources
- Provides expertise in global carbon trading ahead of introduction of domestic emissions trading scheme in 2010
- Delivers additional revenue stream

CCX Chicago Climate Exchange

AGL

Renewable generation : ~1,030MW

Under review : ~430MW

Clean burn gas generation : ~1,530MW

Under review : ~1,930MW

growth projects – status

Generation	95MW Hallett wind :	Ahead of schedule & on budget, due for completion 1H08
	140MW Bogong hydro:	Ahead of schedule & on budget, due for completion 2H09
	380MW Townsville gas :	Option over site, currently negotiating off-take agreements
	70-100MW Mica Creek expansion gas :	AGL/CS Energy negotiating with off-take customers. Mica Creek redevelopment feasibility studies underway
	330MW Macarthur wind :	Project feasibility currently under review vs other development options
	Initial 300MW Leafs Gully gas:	Option over site, development application submitted
	71MW Hallett Hill wind:	Development options acquired, final investment decision due 2008
Upstream Gas	Sydney Basin JV	[illegible] 08
	Moranbah equity gas	Current exploration plans targeting additional [illegible] PJ certified 2P reserves (net) in FY08
	QGC equity gas	Current exploration plans targeting [illegible] certified 2P reserves (QGC 100% basis) over next 24 months
	PNG equity gas	Entered into Data Purchase Agreement [illegible] comprehensive evaluation by AGL of ExxonMobil-led PNG project initiative, decisions over next 2 months on project way forward

building carbon effective generation

a leading renewable position

Current generation ~ 3,300MW[1]



Coal
22%
Renewable
6%
Hydro
25%
Gas
47%

Potential generation post development projects ~ 5,700[2]



Coal
13%
Renewable
12%
Hydro
15%
Gas
60%

Post Development Projects

~60% of generation clean-burn, gas-fired

~27% of generation renewables and hydro

both the current & potential agl generation portfolios are well structured to deliver ongoing benefits in a carbon constrained environment

[1] Equity generation including off-take agreements and plant under construction

2 Generation including off-take agreements, plant under construction, 100% of JV's & development projects

in summary

clearly defined, 'four corners' integrated strategy

- Driving consolidation in a fragmented market to deliver first mover advantage and ultimately deliver ongoing, sector leading sustainable returns
- Clearly identified, 'locked-in' growth opportunities supporting the four corners strategy

a diverse upstream generation portfolio

- Robust model with a balance of equity (physical) generation and hedge positions delivering effective risk mitigation and profit maximization opportunities
- Generation diversity across type and fuel source

strong ongoing operational performance

- Upside potential from hydro – Kiewa Scheme benefiting from recent snow and rain falls ~68% full, 140MW Bogong expansion on track – delivers additional Kiewa Scheme capacity
- Phoenix on budget and well advanced to meet implementation targets
- Corporate restructuring continues to deliver improved performance across business

strategic projects to deliver business opportunities forward

- Ongoing, disciplined and creative strategy execution across gas and generation
- Industry leading position to benefit in a carbon constrained environment

on track to deliver scheme booklet FY07 net profit of c.$32.1 million

further information/contacts

a range of information on AGL Energy Limited including asx & media releases, presentations, the inaugural 2007 interim result as well as historical 'The Australian Gas Light Company' scheme booklets, annual reports, sustainability reports, presentations and financial results are all available from our website: www.agl.com.au

alternatively, contact

graeme thompson
head of investor relations
agl energy limited
phone: +61 2 9921 2789
mobile: +61 (0) 412 020 711
e-mail: gthompson@agl.com.au

appendices



building the natural hedge

upstream gas

Moranbah (Arrow)


Yabulu
Townsville
Bowen
Mackay
Enertrade Moranbah-Townsville Pipeline
PL191
PLA222
PL1
PL196
ATP364P
Proposed PNG Gas Pipeline
Proposed Enertrade Moranbah-Gladstone Pipeline
Rockhampton
Gladstone
Rolleston
To Wallumbilla Hub
Moura
AGL
AGL Gas Development
Moranbah Gas Project Acquisition

QGC


NT
QLD
SA
NSW
VIC
TAS
Sydney
AGL

gas: fuel of choice

existing portfolio duration & flexibility

- current gas demand fully contracted for next 10 years
- extensive portfolio flexibility within both equity and contract gas
  - annual contract quantity (ACQ) 'up & down', maximum daily quantity (MDQ), take-or-pay (ToP) and flexible delivery points
- rolling 'buy long / sell short' portfolio strategy
- no shortage of gas – of Eastern Australia's remaining ~16,000 PJ (2P) gas reserves ~ 50% remain uncontracted



AGL Gas Supplies (PJ)
250
200
150
100
50
0
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
incl SunGas & TIPs
AGL Portfolio Supplies

Targeting portfolio of 50% equity gas

- Profit from future price appreciation
- Substitute fuel of choice for generation
- Substitute fuel of choice for heavy haulage transport

project phoenix

budget - on track

Total Project Phoenix



90,000,000
80,000,000
70,000,000
60,000,000
50,000,000
40,000,000
30,000,000
20,000,000
10,000,000
49,633,481
48,892,387
ACTUAL
FORECAST
2005/06
Jul-06
Aug-06
Sep-06
Oct-06
Nov-06
Dec-06
Jan-07
Feb-07
Mar-07
Apr-07
May-07
Jun-07
Jul-07
Aug-07
Sep-07
Oct-07
Nov-07
Dec-07
Jan-08
Feb-08
Mar-08
Apr-08
May-08
Jun-08

- estimated to be 40% through the retail billing solution implementation & under budget
- full program costs ~$80-90m incurred over FY07 & FY08

Phoenix will deliver AGL a single, scaleable, world-class customer management & billing platform together with an unassailable market leading cost to serve

project phoenix

full timetable



2005
2006 calendar year
2007 calendar year
2008 calendar year
Q4
Q1
Q2
Q3
Q4
Q1
Q2
Q3
Q4
Q1
Q2
Q3
Q4
Blueprint
Stabilise & Sweat the Assets
Transform & Migrate Business
18 months
Release 1
(Q4 07)
9 months
Release 2
(Q2 08)
Realise & Run

- Establish operational control and management based on rigorous use of reliable metrics implemented to track performance and process compliance
- Qtr-by-qtr review and approval of cost-reduction initiatives
- Restructure, rationalise and consolidate middle management and below
- Exhaust operating cost reductions without relying on systems enablement

DEPLOYMENT

- Completed in two phases, Release 1& 2 with a 3 month overlap between both releases
- Staggered approach mitigates deployment risk - both technology & organisational risk

FULLY REALISE TRANSFORMATION BENEFITS

- Retire legacy applications / reduce IT operating costs
- Realise further cost savings in the business through continuous improvement initiatives









project phoenix

transforming retail

Complete

- Timely completion of Detailed design and Build phase:
  - Design and configuration of 130 strategic AGL Retail Business processes; design encompasses end to end Retail capabilities, from Marketing and Sales through Customer acquisition to Customer Service
  - Design and build of AGL Retail strategic Voice architecture, Interfaces, Reports & Industry regulated enhancements
  - Design & Build of Data Conversion architecture geared at migrating AGL Retail customer base and enabling the decommissioning of current IT applications & infrastructure
  - Definition of Change Enablement & Workforce transition approach

Current

- Progress to schedule on Testing and Deployment preparation:
  - AGL Retail Solution Product test in completion, with focus on core AGL Retail Solution capabilities
  - Integration Test in progress, focusing on connectivity with Industry Market Participants and 3rd parties integration
  - Conversion Trials and Data Cleanse in progress, focusing on migration of SA Gas and Victorian Gas & Electricity customer base
  - QLD capability assessment completed, with Implementation planning activities in finalisation
  - Build & Test of capabilities focused on enabling separation of Alinta & AGL Retail
  - Focus on Business Readiness activities, the scope of which includes workforce transition, organisational and process readiness, and Cut Over readiness
  - Selection Of Applications Management Outsourcing (AMO) provider

Next

- Two stage deployment planned for Q4 2007 & Q2 2008
  - Release 1 - Q4 2007 - is focused on mass market Victorian electricity & gas and SA gas capabilities & customers
  - Release 2 - Q2 2008 - is focused on remaining mass market for NSW electricity & gas and SA electricity capabilities and customers capabilities & customers
  - Further releases - QLD and I&C capabilities and customers

powerdirect integration

on track - budget & cost

- Powerdirect Pty Ltd (SME business) will continue to operate as stand alone brand & business operating out of Victoria
  - IT, billing, customer service and sales & marketing functions completely segregated from AGL
  - AGL will leverage & provide its benefits of scale in wholesale purchasing & portfolio management
  - currently finalising QLD Acquisition Plan (i.e. system product & channel capability in QLD)
  - currently deploying regional acquisition & retention plans for VIC, NSW & SA.
  - continues to operate effectively, winning customers across existing markets
- Sun Gas & Powerdirect Sales* operations now managed as one entity
  - On track to fully integrate employee relations, legal, regulatory, finance, IT & wholesale into AGL by end of FY07
  - AGL integrating branded residential and small business into AGL sales & marketing - business readiness for pro-active campaigning
  - Employee presence in QLD will be predominantly customer facing sales roles
  - AGL currently implementing Hansen IT HUB solution for dual fuel mass market FRC for 1 July with all customers migrating to project phoenix by end March 08

*Powerdirect Sales comprises ex Energex franchise customers north of Brisbane River & Ergon I&C customers.

ASX
AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 07/06/2007

TIME: 14:15:07

TO: AGL ENERGY LIMITED

FAX NO: 02-9921-2552

FROM: ASX LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Update to AGL Citi I&U Conference Presentation

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

AGL Energy Limited
ABN 74 115 061 375

Tel: +61 2 9921 2999
Fax: +61 2 9921 2552

72 Christie Street
St Leonards, 2065
NSW, AUSTRALIA

Locked Bag 1837
St Leonards, 2065
NSW, AUSTRALIA
www.agl.com.au

asx statement

7 June 2007

Update to AGL / Citi Infrastructure & Utilities Conference presentation

As a result of PowerPoint to PDF conversion incompatibility surrounding PowerPoint transition slides, AGL Energy Limited now provide an updated presentation with a reformatted slide 11 (Mitigating Future Price Movements & Capturing Wholesale Profit Pools). The prior presentation (slide 11) released yesterday, 6 June 2007 did not convert to PDF format in a legible manner. Also updated are slides 14 (Moranbah & QGC) and 18 (Driving Operational Efficiency) both of which contained typographical errors.

An updated version of the full presentation is now attached.

Further enquiries:

Graeme Thompson
Head of Investor Relations
Direct: + 61 2 9921 2789
Mobile: + 61 (0) 412 020 711
Email: gthompson@agl.com.au

agl energy

operational & strategic update

paul anthony, managing director & ceo



Citi
Infrastructure & Utilities Conference

Sydney, June 2007

disclaimer

the information in this presentation:

- is not an offer or recommendation to purchase or subscribe for securities in agl energy limited or to retain any securities currently held
- does not take into account the potential and current individual investment objectives or the financial situation of investors
- was prepared with due care and attention and is current at the date of the presentation

actual results may materially vary positively or negatively from any forecasts (where applicable) in this presentation. before making or varying any investment in securities in agl energy limited, all investors should consider the appropriateness of that investment in light of their individual investment objectives and financial situation and should seek their own independent professional advice.

agl energy

growing from a position of strength

- Australia's largest retailer of gas & electricity;
  - ~4.1m customer accounts across NSW, Victoria, South Australia, Queensland & Western Australia (includes 100% of JV's)
  - ~1.3m dual-fuel customer accounts (includes 100% of JV's)
  - 170 years of operational experience in the Australian energy market
- Diversified upstream generation & gas portfolio delivering natural hedge to retail customer base;
  - ~3,300MW of equity generation
  - ~4,200PJ of equity & contract gas with considerable depth & flexibility
- Comprehensive suite of *identified*, clean technology growth opportunities
  - ~2,400MW of renewable and clean burn gas generation projects under review
- S&P/ASX 50 company with market capitalisation of ~AUS$7 billion & BBB investment grade credit rating (Standard & Poor's)
- Leading the field in energy market consolidation & integration









a focused energy company

Operational Snapshot

Retail Customer Accounts
2.1 M gas
2.0 M electricity
1.3 M dual-fuel
(includes 100% of JVs)

Generation
3,300 MW equity capacity
5,600 MW (includes 100% JVs & development projects)

Gas Reserves[2]
~3,320 PJs contracted gas
~840 PJs equity gas

New Generation Developments
~2,400 MW identified renewables & clean burn gas

Energy Sales
Electricity ~41 TWh p.a.
Gas ~235 PJ p.a.

Other

ELGAS:	50% investment, 500,000 customers across Australia
Gas Valpo, Chile:	Gas distribution ~600 km network length ~41,000 customers ~10 PJ load
CSM Energy:	~35% investment in coal mine methane extraction

Map Key

- Hydro generation
- Gas generation
- Brown coal generation
- Other Cogeneration (25.5 MW)
- Landfill and biogas generation (39.8 MW)
- PNG Upstream gas



PNG UPSTREAM GAS (~11.9 & ~66.7% EQUITY) ~330 PJ
COOPER BASIN - GAS 560 PJ (CONTRACT)
MORANBAH GAS PROJECT (50% EQUITY) ~208 PJ
BOWEN / SURAT BASIN - GAS 1,155 PJ (CONTRACT)
QGC - GAS (27.6% EQUITY) ~260 PJ
QLD ACCOUNTS
■ 70,800 gas
■ 473,000 electricity
WA ACCOUNTS[1]
■ 566,000 gas
■ 1,600 electricity
ALINTA AGL PINJARRA COGENERATION[1] - GAS (33% OF 140 MW)
AGL HYDRO NSW (62.2 MW)
SYDNEY BASIN - GAS (50% EQUITY) 41 PJ & 130 PJ (CONTRACT)
SA ACCOUNTS
■ 60,000 gas
■ 502,000 electricity
NSW ACCOUNTS
■ 770,000 gas
■ 209,000 electricity
WATTLE POINT WIND FARM (90.8 MW OFF-TAKE)
HALLET WIND FARM DEVELOP (95 MW)
TORRENS ISLAND - GAS (1,280 MW)
VIC ACCOUNTS
■ 493,000 gas
■ 674,000 electricity
ACT ACCOUNTS
■ 106,000 gas
■ 152,000 electricity
OTWAY BASIN - GAS 315 PJ (CONTRACT)
LOY YANG A - COAL (32.5% OF 2,120 MW)
SOMERTON - GAS (150 MW)
AGL HYDRO VIC (583 MW)
& BOGONG EXPANSION (140MW)
GIPPSLAND BASIN - GAS 1,160 PJ (CONTRACT)

[1] AGL Energy has a 33% interest in AlintaAGL with the option to go to 100% over 5 years
[2] 1 PJ (Petajoule) = ~1 BCF (billion cubic feet)

the integrated strategy

the 'four corners–big goal' approach


hunters & gatherers of value across gas & electricity energy chains
target: ~5,000 MW balances gen
electricity
upstream supply
fuel contracts
thermal fuel generation
renewable generation
power purchase agreements
complex hedge products and trading
influencing regulatory & industry outcomes
currently 4.1 million accounts
electricity
downstream supply
target: 5million customer accounts
target: 3-4,000 PJ equity gas
gas
upstream equity gas
contract gas
diversity of supply contracts
gas storage
diversity of haulage products
gas
growth platform & skills to succeed across gas & electricity energy chains

- Driving consolidation in a fragmented market
- Exploiting first mover advantage - "win end game" to deliver ongoing, sustainable returns
- Deeper participation in profit pools of appreciating commodities - gas & electricity
- Full integration across dual electricity & gas supply chains to mitigate against commodity price traps, enhance robustness of earnings, add optionality & extract vale from supply chain links
- Portfolio structured to benefit under a carbon constrained environment

the integrated strategy

12 months of deploying the 'four corners' approach

- Southern Hydro (645MW)
- Bogong (Hydro 140MW)
- Hallet (Wind 95MW)
- Torrens Island (Gas 1,280MW)
- Gas & renewable generation projects under review ~2400MW

- Moranbah investment
- QGC Investment & GSA
- Sun Gas GSA
- Torrens Island GSA
- WUGS Storage Facility
- CSM energy investment



upstream supply electricity
~3,300 MW
downstream retail electricity
2m customer accounts
~4,200 PJ of contract & equity gas
upstream supply gas
2.1m customer accounts
downstream retail gas

- acquired ~600,000 customers via AlintaAGL Western Australia JV
- acquired ~500,000 retail customers in QLD
- ongoing organic growth
- continued dual-fuel opportunities

- acquired ~70,000 customers in QLD
- ongoing organic growth
- continued dual-fuel opportunities

driving strategic development across the gas & electricity energy chains

wholesale price volatility

an energy constrained market

NEM currently driven predominantly by energy & not capacity constraints

- Pre drought characterised by (seasonal) capacity constraints
  - market separation & pricing events
- Currently characterised by high average prices & low volatility
  - markets not separating



Flat Forward Price Curve - All Regions
NSW
QLD
VIC
SA
$/MWh
$90
$85
$80
$75
$70
$65
$60
$55
$50
$45
$40
$35
$30
Jul 06
Aug 06
Sep 06
Oct 06
Nov 06
Dec 06
Jan 07
Feb 07
Mar 07
Apr 07
May 07



Average Pool Price Apr 07 v Apr 06
Apr-06
Apr-07
Price ($/MWh)
90
80
70
60
50
40
30
20
10
0
NSW
QLD
VIC
SA
Region

effective management of market supply/demand cycles requires a robust business model with a balance of equity generation & hedge positions

building the natural hedge

upstream generation

100% of Torrens Island Power Station (TIPS)

- Acquiring 1,280MW TIPS (Sth Aust) gas fired peaking & intermediate power station for $417m
  - transaction close date 2 July 07
- Delivers immediate natural hedge between upstream generation and downstream (customer) load
- Excellent remaining operating life of 25 years
  - verified by independent engineering consultant
- Provides gas storage capabilities via WUGS (Port Campbell, Vic) together with 10 year, ~300PJ GSA with flexible contract terms
  - gsa, haulage contract & storage facility deliver added optionality to agl across both gas & electricity portfolio's
- ACCC clearance received



TIPS

transaction economics

disciplined, creative transactions deliver value accretion



TIPS
Specific Capacity Value ($/kW)
$1,300
$1,200
$1,100
$1,000
$900
$800
$700
$600
$500
$400
$300
$200
$100
$-
SWIS Peaker (Construction)
Quarantine (Construction)
Somerton Construction
EME- Valley / Kwinana (Resale)
Valley Power (Snowy Purchase)
Hallett Construction
Ladbroke Grove (Construction)
Valley Power (Construction)
Oakey (Construction)
Hallett Sale (TRUenergy buy @ $117m)
Hallett Expansion
Mt Stuart (Construction)
TIPS / Ecogen (Resale)
Townsville Peaker (Construction)
Ecogen (Privatisation)
Torrens Island (AGL buy @ $417m)

TIPS

energy & capacity benefits

- Delivering ~180%[1] increase in energy output to the AGL generation portfolio



Indicative Energy Output
(GWhr per annum)
Post TIPS
~4,300 GWhr
Post Hallett & Bogong
~4,800 GWhr
TIPS
Pre TIPS
~1,500 GWhr
Torrens Island
Somerton
AGL Hydro (Vic), Dartmouth / Eildon etc
AGL Hydro (NSW) Various
Co Gen / Landfill / Biomass
Moranbah (Powerdirect)
Kiewa (Hydro)
Wattle Point (Wind - off take)

1. ~160% net of drought impacted hydro

delivering the natural hedge

rebalancing retail load & generation capabilities

- Physical / owned intermediate & peak generation cover extreme price risk periods
  - ~30% of AGL load occurs peak pricing periods & represents ~40% of COGS
- Equity investment in Loy Yang A provides natural financial hedge

Indicative AGL load 11 January 2007 & overlaying TIPS integration / portfolio benefits
(includes current actual / drought constrained hydro capacity)



Base Derivatives
Torrens Island B
Eildon
Peak Derivatives
Torrens Island A
Kiewa
Non Dispatchable Hydro
Somerton
Spot Price
Wattle Pointwindfarm
Dartmouth
AGL Load
Load & Dispatch MW
5,000
4,500
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
0:30
2:00
3:30
5:00
6:30
8:00
9:30
11:00
12:30
14:00
15:30
17:00
18:30
20:00
21:30
23:00
Half Hour
$10,000
$1,000
$100
$10
$1
Regional Pool Price ($/MWh)
LYA natural financial hedge benefit

mitigating future price movements & capturing wholesale profit pools

indicative hedging approach for mass market

- A balance of own generation coupled with prudent forward hedge planning
- Intra year cover of ~90% or more of forecast load



indicative forecast energy load – mass market
Trading discretion based on house view of forward prices
min 80% forecast energy load
min 65% forecast energy load
min 50% forecast energy load
min 35% forecast energy load
min 25% forecast energy load
Yr1
Yr2
Yr3
Yr4
Yr5



indicative forecast energy load – mass market
Trading discretion based on house view of forward. prices
min 80% forecast energy load
min 65% forecast energy load
min 50% forecast energy load
min 35% forecast energy load
min 25% forecast energy load
Yr1
Yr2
Yr3
Yr4
Yr5
Indicative equity generation
Yr1 (current) through Yr5 (planned)

As equity generation increases the need for derivative hedge cover decreases delivering increased portfolio robustness through market cycles

generation diversity

a balanced portfolio

A robust generation portfolio mitigates risk of market cycles

- Diversity of fuel type (coal, gas & hydro/renewables)
- Diversity of generation type - base, intermediate & peak

Generation Type
NEM (equity) ~ 2,900MW


Intermediate
39%
Peaking
25%
Base

Fuel Type
NEM (equity) ~2,900MW


Renewable
Coal
24%
Gas
51%
Hydro
23%

building the natural hedge

upstream gas

Moranbah (Arrow)

- 50% stake in MGP for US$68.7m (~A$93m)
- First upstream equity gas in fast-growing Queensland market
- Strengthens supply position in Eastern Australia energy market
- Diversifies wholesale gas portfolio & delivers future portfolio optionality
- No exploration risk / AGL right to dispose of it's 50% share in reserves
- MGP is largest single producing CSM project in Australia / AGL has back-in right over Bowen Basin area in addition to it's licence rights
- ~16 PJ sales in 2006 (100%)~
- MGP total 2P reserves ~416PJ

QGC

- Initial 27.5% stake for cash outlay of up to $327 million
- AGL secures up to 740 PJ, 20 year GSA with optionality
  - pricing below current average AGL portfolio
  - delivers further diversity, flexibility and price stability to existing AGL portfolio
- Delivers AGL a $22.5 million gas market development services fee over initial 3 years
- AGL to appoint 3 out of 9 directors to QGC board
- QGC total 2P reserves ~1000PJ

moranbah & qgc:
transaction economics

disciplined, creative transactions deliver value accretion



Moranbah (Arrow)
2P reserves $/GJ
$2.40
$2.00
$1.60
$1.20
$0.80
$0.40
$0.00
+ ~349%
$0.49
$2.20
AGL acquisition (Moranbah)
Current market[1]



QGC
2P reserves $/GJ
$2.00
$1.60
$1.20
$0.80
$0.40
$0.00
+ ~71%
$1.66
AGL acquisition
Current market[1]

1. As at 4June 2007. Market capitalsiation + net debt / 2P reserves

hydro

upside potential


AGL Hydro Storage
—Dartmouth —Kiewa Scheme —Eildon
% usable storage
100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
May-06 Jun-06 Jul-06 Aug-06 Sep-06 Oct-06 Nov-06 Dec-06 Jan-07 Feb-07 Mar-07 Apr-07 May-07
~68% full
~12% full
~7% full

- Kiewa Scheme 68% full (~240MW – full discretion)
  - additional 140MW Bogong expansion forms part of Kiewa Scheme
- Derivative products (temperature & precipitation hedges) contribute
- GEAC (Loy Yang A) to deliver substantial increase in returns FY07 v FY06
- TIPS to deliver substantial, complimentary generation energy & capacity
- Considerable portfolio upside from return to normal hydrology conditions

~240MW discretionary hydro (Kiewa Scheme) receiving good inflows from recent snow fall

project phoenix

on track & on budget

Complete

- Detailed design and build;
  - Design, configuration & build of 130 strategic retail business processes, voice architecture, interfaces, reports & industry regulated enhancements
  - Rationalisation of retail products & rates;
    - ~1,100 to 78 strategic products
    - ~1,000 to 33 rate categories

Current

- System testing & deployment preparation;
  - *Integration testing, industry market participant connectivity, data cleansing*
  - Workforce transition, organisational & process readiness, cut over readiness (5 trial conversions then 3 complete dress-rehearsals)
  - Selection of Applications Management Outsourcing (AMO) provider

Next

- Two stage deployment;
  - Release 1 - Q4 2007 (mass market customers)
  - Release 2 - Q2 2008 (mass market customers)
  - Further releases (covering I&C customers and balance of mass market)

phoenix will deliver AGL a single, scaleable world class customer management & billing platform together with an unassailable market leading cost to serve

powerdirect integration

on track - operations & cost

- Powerdirect Pty Ltd (SME business) will continue to operate as stand alone brand & business operating out of Victoria
  - IT, billing, customer service and sales & marketing functions completely segregated from AGL
  - *currently finalising QLD Acquisition Plan* (i.e. *system product & channel capability in* QLD)
  - currently deploying regional acquisition & retention plans for VIC, NSW & SA.

- Sun Gas & Powerdirect Sales* operations now managed as one entity
  - On track to fully integrate employee relations, legal, regulatory, finance, IT & wholesale into AGL by end of FY07
  - AGL integrating branded residential and small business into AGL sales & marketing - business readiness for pro-active campaigning
  - Employee presence in QLD will be predominantly customer facing sales roles

Powerdirect continues to operate effectively winning customers across existing markets

* Powerdirect Sales comprises ex Energex franchise customers north of Brisbane River & Ergon I&C customers.

driving operational efficiency

delivering sustainable benefits

Retail Headcount
(end target FY09 ~ 640 FTE's)



Current position
Retail FTE
1300
1100
900
700
500
300
Apr-06
Dec-06
Apr-07
Jun-07
Jun-08
Jun-09
Actual
Planned

Corporate & Merchant Headcount
(end target FY08 ~400 FTE's)



Current position
Corporate & Merchant FTE
1300
1100
900
700
500
300
Apr-06
Dec-06
Apr-07
Jun-07
Jun-08
Jun-09
Actual
Planned

Corporate restructuring, process re-engineering and head count reduction deliver increased KPI's across the group:

- 5.4% reduction in LTIFR (lost time injury frequency rate)
- 70% reduction in billing backlogs (Feb 06 v Dec 06)
- 54% reduction in electricity account transfers
- 42% improvement in handling time of customer requests on back of 53% increase in volumes
- Generation portfolio start reliability & availability continue to perform well

business re-engineering delivers >50% reduced head count and improved performance metrics

creative strategic execution

upstream gas

AGL to take 35% stake in CSM Energy Limited

- Initial cash outlay of $3 million
- Strong leverage to CSM business upside
- CSM Energy's strategic focus
  - acquiring coal mine methane ("CMM") gas and project rights; and
  - providing CMM extraction & commercialisation services
- AGL has secured exclusive rights to acquire all gas and power produced from CMM projects
- Further option to acquire a minimum 35% direct equity stake in all projects pursued by CSM energy
- CMM industry has large growth potential in response to ongoing environmental pressures on Australia's coal industry

competitive leadership

chicago climate exchange initiative

- First utility outside North America to join Chicago Climate Exchange
- Avenue to liquid market to trade excess carbon credits
- Additional incentive to further invest in domestic emission reduction projects
  - ~AUS $2 billion invested in renewable and environmentally friendly generation sources
- Provides expertise in global carbon trading ahead of introduction of domestic emissions trading scheme in 2010
- Delivers additional revenue stream

CCX Chicago Climate Exchange

AGL

Renewable generation : ~1,030MW

Under review : ~430MW

Clean burn gas generation : ~1,530MW

Under review : ~1,930MW

growth projects – status

Generation	95MW Hallett wind :	Ahead of schedule & on budget, due for completion 1H08
	140MW Bogong hydro:	Ahead of schedule & on budget, due for completion 2H09
	380MW Townsville gas :	Option over site, currently negotiating off-take agreements
	70-100MW Mica Creek expansion gas :	AGL/CS Energy negotiating with off-take customers. Mica Creek redevelopment feasibility studies underway
	330MW Macarthur wind :	Project feasibility currently under review vs other development options
	Initial 300MW Leafs Gully gas:	Option over site, development application submitted
	71MW Hallett Hill wind :	Development options acquired, final investment decision due 2008
Upstream Gas	Sydney Basin JV :	Sales now approaching 5.5PJ pa (gross). Plant capacity now increased to ~ [illegible]PJ pa
	Moranbah equity gas :	Current exploration plans targeting additional [illegible]0PJ certified 2P reserves (net) in FY08
	QGC equity gas :	Current exploration plans targeting additional 2000PJ certified 2P reserves (QGC 100% basis) over next 24 months
	PNG equity gas :	Entered into Data Purchase Agreement to enable comprehensive evaluation by AGL of ExxonMobil-led LNG project initiative; decisions over next 2 months on project way forward

building carbon effective generation

a leading renewable position

Current generation ~ 3,300MW[1]



Coal
22%
Renewable
6%
Hydro
25%
Gas
47%

Potential generation post development projects ~ 5,700[2]



Coal
13%
Renewable
12%
Hydro
15%
Gas
60%

Post Development Projects

~60% of generation clean-burn, gas-fired

~27% of generation renewables and hydro

both the current & potential agl generation portfolios are well structured to deliver ongoing benefits in a carbon constrained environment

[1] Equity generation including off-take agreements and plant under construction

2 Generation including off-take agreements, plant under construction, 100% of JV's & development projects

in summary

clearly defined, 'four corners' integrated strategy

- Driving consolidation in a fragmented market to deliver first mover advantage and ultimately deliver ongoing, sector leading sustainable returns
- Clearly identified, 'locked-in' growth opportunities supporting the four corners strategy

a diverse upstream generation portfolio

- Robust model with a balance of equity (physical) generation and hedge positions delivering effective risk mitigation and profit maximization opportunities
- Generation diversity across type and fuel source

strong ongoing operational performance

- Upside potential from hydro – Kiewa Scheme benefiting from recent snow and rain falls ~68% full, 140MW Bogong expansion on track – delivers additional Kiewa Scheme capacity
- Phoenix on budget and well advanced to meet implementation targets
- Corporate restructuring continues to deliver improved performance across business

strategic projects to deliver business opportunities forward

- Ongoing, disciplined and creative strategy execution across gas and generation
- Industry leading position to benefit in a carbon constrained environment

on track to deliver scheme booklet FY07 net profit of $32.1 million

further information/contacts

a range of information on AGL Energy Limited including asx & media releases, presentations, the inaugural 2007 interim result as well as historical 'The Australian Gas Light Company' scheme booklets, annual reports, sustainability reports, presentations and financial results are all available from our website: www.agl.com.au

alternatively, contact

graeme thompson
head of investor relations
agl energy limited
phone: +61 2 9921 2789
mobile: +61 (0) 412 020 711
e-mail: gthompson@agl.com.au

appendices



building the natural hedge

upstream gas

Moranbah (Arrow)


Yabulu
Townsville
Bowen
Moranbah Gas Project Area
Mackay
Enertrade Moranbah-Townsville Pipeline
PL191
Moranbah
PL224
PL196
PLA222
ATP364P
Proposed PNG Gas Pipeline
Proposed Enertrade Moranbah-Gladstone Pipeline
Rockhampton
Gladstone
Rolleston
To Wallumbilla Hub
Moura
AGL
AGL Gas Development
Moranbah Gas Project Acquisition

QGC


Surat Basin
AGL

gas: fuel of choice

existing portfolio duration & flexibility

- current gas demand fully contracted for next 10 years
- extensive portfolio flexibility within both equity and contract gas
  - annual contract quantity (ACQ) 'up & down', maximum daily quantity (MDQ), take-or-pay (ToP) and flexible delivery points
- rolling 'buy long / sell short' portfolio strategy
- no shortage of gas - of Eastern Australia's remaining ~16,000 PJ (2P) gas reserves ~ 50% remain uncontracted



AGL Gas Supplies (PJ)
250
200
150
100
50
0
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
SunGas & TIPs
AGL Portfolio Supplies

Targeting portfolio of 50% equity gas

- Profit from future price appreciation
- Substitute fuel of choice for generation
- Substitute fuel of choice for heavy haulage transport

project phoenix

budget – on track



Total Project Phoenix
90,000,000
80,000,000
70,000,000
60,000,000
50,000,000
40,000,000
30,000,000
20,000,000
10,000,000
49,633,481
48,892,387
ACTUAL
FORECAST
2005/06
Jul-06
Aug-06
Sep-06
Oct-06
Nov-06
Dec-06
Jan-07
Feb-07
Mar-07
Apr-07
May-07
Jun-07
Jul-07
Aug-07
Sep-07
Oct-07
Nov-07
Dec-07
Jan-08
Feb-08
Mar-08
Apr-08
May-08
Jun-08

- estimated to be 40% through the retail billing solution implementation & under budget
- full program costs ~$80-90m incurred over FY07 & FY08

Phoenix will deliver AGL a single, scaleable, world class customer management & billing platform together with an unassailable market leading cost to serve

project phoenix

full timetable

2005	2006 calendar year				2007 calendar year				2008 calendar year			
Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4

Blueprint

Stabilise & Sweat the Assets

- Establish operational control and management based on rigorous use of reliable metrics implemented to track performance and process compliance
- Qtr-by-qtr review and approval of cost-reduction initiatives
- Restructure, rationalise and consolidate middle management and below
- Exhaust operating cost reductions without relying on systems enablement



Transform & Migrate Business

18 months



Release 1 (Q4 07)

DEPLOYMENT

- Completed in two phases, Release 1& 2, with a 3 month overlap between both releases
- Staggered approach mitigates deployment risk - both technology & organisational risk

9 months

Release 2 (Q2 08)



Realise & Run

FULLY REALISE TRANSFORMATION BENEFITS

- Retire legacy applications / reduce IT operating costs
- Realise further cost savings in the business through continuous improvement initiatives



project phoenix

transforming retail

Complete

- Timely completion of Detailed design and Build phase:
  - Design and configuration of 130 strategic AGL Retail Business processes; design encompasses end to end Retail capabilities, from Marketing and Sales through Customer acquisition to Customer Service
  - Design and build of AGL Retail strategic Voice architecture, Interfaces, Reports & Industry regulated enhancements
  - Design & Build of Data Conversion architecture geared at migrating AGL Retail customer base and enabling the decommissioning of current IT applications & infrastructure
  - Definition of Change Enablement & Workforce transition approach

Current

- Progress to schedule on Testing and Deployment preparation:
  - AGL Retail Solution Product test in completion, with focus on core AGL Retail Solution capabilities
  - Integration Test in progress, focusing on connectivity with Industry Market Participants and 3rd parties integration
  - Conversion Trials and Data Cleanse in progress, focusing on migration of SA Gas and Victorian Gas & Electricity customer base
  - QLD capability assessment completed, with Implementation planning activities in finalisation
  - Build & Test of capabilities focused on enabling separation of Alinta & AGL Retail
  - Focus on Business Readiness activities, the scope of which includes workforce transition, organisational and process readiness, and Cut Over readiness
  - Selection Of Applications Management Outsourcing (AMO) provider

Next

- Two stage deployment planned for Q4 2007 & Q2 2008
  - Release 1 - Q4 2007 - is focused on mass market Victorian electricity & gas and SA gas capabilities & customers
  - Release 2 - Q2 2008 - is focused on remaining mass market for NSW electricity & gas and SA electricity capabilities and customers capabilities & customers
  - Further releases - QLD and I&C capabilities and customers

powerdirect integration

on track - budget & cost

- Powerdirect Pty Ltd (SME business) will continue to operate as stand alone brand & business operating out of Victoria
  - IT, billing, customer service and sales & marketing functions completely segregated from AGL
  - AGL will leverage & provide its benefits of scale in wholesale purchasing & portfolio management
  - currently finalising QLD Acquisition Plan (i.e. system product & channel capability in QLD)
  - currently deploying regional acquisition & retention plans for VIC, NSW & SA.
  - continues to operate effectively, winning customers across existing markets
- Sun Gas & Powerdirect Sales* operations now managed as one entity
  - On track to fully integrate employee relations, legal, regulatory, finance, IT & wholesale into AGL by end of FY07
  - AGL integrating branded residential and small business into AGL sales & marketing - business readiness for pro-active campaigning
  - Employee presence in QLD will be predominantly customer facing sales roles
  - AGL currently implementing Hansen IT HUB solution for dual fuel mass market FRC for 1 July with all customers migrating to project phoenix by end March 08

*Powerdirect Sales comprises ex Energex franchise customers north of Brisbane River & Ergon I&C customers.

ASX
AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 20/06/2007

TIME: 17:16:40

TO: AGL ENERGY LIMITED

FAX NO: 02-9921-2552

FROM: ASX LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Change of Director's Interest Notice x 4

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**AGL ENERGY LIMITED**
ABN	**74 115 061 375**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	MARK RODERICK GRANGER JOHNSON
Date of last notice	18 OCTOBER 2006

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	DIRECT
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	16 MARCH 2007
No. of securities held prior to change	204,003
Class	ORDINARY
Number acquired	6,065
Number disposed	
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$15.00
No. of securities held after change	210,068
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	AGL SHARE PURCHASE PLAN

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**AGL ENERGY LIMITED**
ABN	**74 115 061 375**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	MAXWELL GILBERT OULD
Date of last notice	18 OCTOBER 2006

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	DIRECT
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	16 MARCH 2007
No. of securities held prior to change	14,365
Class	ORDINARY
Number acquired	579
Number disposed	
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$15.00
No. of securities held after change	14,944

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	AGL SHARE PURCHASE PLAN

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**AGL ENERGY LIMITED**
ABN	**74 115 061 375**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	GRAHAM JOHN REANEY
Date of last notice	26 FEBRUARY 2007

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	DIRECT
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	GJ REANEY FAMILY TRUST - 10,000 RENILTON PTY LTD - 20,000
Date of change	16 MARCH 2007
No. of securities held prior to change	DIRECT - 61,839 GJ REANEY FAMILY TRUST - 10,000 RENILTON PTY LTD - 20,000
Class	ORDINARY
Number acquired	1,067
Number disposed	
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$15.00
No. of securities held after change	DIRECT -62,906 GJ REANEY FAMILY TRUST - 10,000 RENILTON PTY LTD - 20,000

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	AGL SHARE PURCHASE PLAN

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**AGL ENERGY LIMITED**
ABN	**74 115 061 375**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	JEREMY CHARLES ROY MAYCOCK
Date of last notice	28 FEBRUARY 2007

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	DIRECT
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	BROOKFIELD SUPERANNUATION PTY LTD (As trustee for Brookfield Super Fund A/C) - 6,041 JCR & EJ MAYCOCK FAMILY TRUST - 9,700
Date of change	16 MARCH 2007
No. of securities held prior to change	BROOKFIELD SUPERANNUATION PTY LTD (As trustee for Brookfield Super Fund A/C) - 6,041 JCR & EJ MAYCOCK FAMILY TRUST - 9,700
Class	ORDINARY
Number acquired	640
Number disposed	
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$15.00

No. of securities held after change	DIRECT - 640 BROOKFIELD SUPERANNUATION PTY LTD (As trustee for Brookfield Super Fund A/C) - 6,041 JCR & EJ MAYCOCK FAMILY TRUST - 9,700
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	AGL SHARE PURCHASE PLAN

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

ASX
AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 26/06/2007

TIME: 09:46:37

TO: AGL ENERGY LIMITED

FAX NO: 02-9921-2552

FROM: ASX LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

MD Presentation UBS Conference 26/06/07

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

agl energy

positioned for growth in a low carbon environment

paul anthony, managing director & ceo



ubs
energy & utilities conference
july 2007

disclaimer

the information in this presentation:

- is not an offer or recommendation to purchase or subscribe for securities in agl energy limited or to retain any securities currently held
- does not take into account the potential and current individual investment objectives or the financial situation of investors
- was prepared with due care and attention and is current at the date of the presentation

actual results may materially vary positively or negatively from any forecasts (where applicable) in this presentation. before making or varying any investment in securities in agl energy limited, all investors should consider the appropriateness of that investment in light of their individual investment objectives and financial situation and should seek their own independent professional advice.

agl energy

growing from a position of strength

- Australia's largest retailer of gas & electricity;
  - ~4.1m customer accounts across NSW, Victoria, South Australia, Queensland & Western Australia (includes 100% of JV's)
  - ~1.3m dual-fuel customer accounts
  - Leading private owner of renewable assets in Australia
  - 170 years of operational experience in the Australian energy market



- Diversified upstream generation & gas portfolio delivering natural hedge to retail customer base;
  - ~3,300MW of equity generation (~7,100MW including 100% of JVs)
  - Largest procurer of gas in Australia (~240PJ/yr) supported by ~4,200PJ of equity & contract gas with considerable depth & flexibility



- Comprehensive suite of *identified*, clean technology growth opportunities
  - ~2,400MW of renewable and clean burn gas generation projects under review



- S&P/ASX 50 company with market capitalisation of ~AUS$7 billion & BBB investment grade credit rating (Standard & Poor's)



- Leading the field in energy market consolidation & integration

the integrated strategy

the 'four corners–big goal' approach


hunters & gatherers of value across gas & electricity energy chains
target:
~5,000
MW
balances
gen
electricity
upstream
supply
target:
3-4,000
PJ
equity
gas
gas
fuel contracts
thermal fuel
generation
renewable
generation
power
purchase
agreements
complex hedge
products and
trading
influencing regulatory & industry outcomes
currently
million
accounts
electricity
downstream
supply
gas
customer
accounts
growth platform & skills to succeed across

- driving consolidation in a fragmented market
- exploiting first mover advantage – 'win end game' to deliver ongoing, sustainable returns
- deeper participation in profit pools of appreciating commodities – gas & electricity
- full integration across dual electricity & gas supply chains to mitigate against commodity price traps, enhance robustness of earnings, add optionality & extract value from supply chain links
- portfolio structured to benefit under a carbon constrained environment

the integrated strategy

12 months of deploying the 'four corners' approach

- Southern Hydro (645MW)
- Bogong (Hydro 140MW)
- Hallet (Wind 95MW)
- Torrens Island (Gas 1,280MW)
- Gas & renewable generation projects under review ~2400MW

- Moranbah investment
- QGC Investment & GSA
- Sun Gas GSA
- Torrens Island GSA
- WUGS Storage Facility
- CSM energy investment



upstream supply electricity
~3,300 MW
downstream retail electricity
2m customer accounts
~4,200 PJ of contract & equity gas
upstream supply gas
2.1m customer accounts
downstream retail gas

- acquired ~600,000 customers via AlintaAGL Western Australia JV
- acquired ~500,000 retail customers in QLD
- ongoing organic growth
- continued dual-fuel opportunities

- acquired ~70,000 customers in QLD
- ongoing organic growth
- continued dual-fuel opportunities

driving strategic development, ~60% decrease in FTE's & targeting ~$115m in sustainable, ongoing savings from 2009 onwards

emissions trading

agl positioned to benefit in low carbon environment




Possible Design for a National Greenhouse Gas Emissions Trading Scheme

- two proposals for an emissions trading scheme currently being considered by government
  - Commonwealth Emissions Trading Task Group
  - States' National Emissions Trading Task Force (NETTS)
- both propose a 'cap & trade' scheme
- both proposals are similar
  - emissions from gas and electricity to be included
  - start dates of early next decade (2010 or 2011)
  - firm targets set for first few years of the schemes with target 'gateways' (maximum & minimum) set afterwards
  - permits would be allocated to existing generators and energy intensive industries to compensate for disproportionate loss of asset value ('grandfathering')
  - remaining permits would be auctioned
  - permits will be tradeable

emissions trading

positioning agl to benefit from carbon abatement

- Integrators (generation & retail) need to manage carbon impost by purchase of permits or build physical hedge (own renewable generation)
- Wholesale electricity prices will fully reflect increased cost of carbon pricing
- Portfolios with the highest renewable content will benefit most
- agl holds the superior market position in a carbon constrained environment

AGL Current Generation Portfolio



Renewable (Hydro, Wind & Biomas), ~1000MW
Gas - Peaking & Intermediate, ~1600MW (equity)
Coal - Base Load, 689MW (equity)

emissions trading

positioning agl to benefit from carbon abatement

- AGL as an integrated retailer with growing renewable assets benefits from lower production costs than carbon weighted pool price and mitigates the cost of purchasing permits
- AGL is securing first mover advantage & deepening its knowledge base by entering CCX

CCX Chicago Climate Exchange

- AGL has the leading generation portfolio to benefit from carbon abatement

Emissions Trading
Indicative AGL Revenue Impacts - 2010



$m (change in gen profit = revenue minus costs)
15
10
5
0
-5
-10
Potential positive profitability upside on existing AGL assets under NETTS
Modest profitability downside without 'grandfathering'
Conservative outcome should deliver a positive impact on agl profitability

Note – above analysis based on conservative carbon costs ~$15/tc (NETTS), anything above this further enhances margin to AGL

building carbon effective generation

a leading renewable position

Current generation ~ 3,300MW[1]



Coal
22%
Renewable
6%
Hydro
25%
Gas
47%

Potential generation post development projects ~ 5,700[2]



Coal
13%
Renewable
12%
Hydro
15%
Gas
60%

Post Development Projects

~60% of generation clean-burn, gas-fired

~27% of generation renewables and hydro

both the current & potential agl generation portfolios are well structured to deliver ongoing benefits in a carbon constrained environment

[1] Equity generation including off-take agreements and plant under construction

2 Generation including off-take agreements, plant under construction, 100% of JV's & development projects

wholesale price volatility

an energy constrained market

NEM driven predominantly by energy constraints past 12 weeks

- Pre-drought characterised by (seasonal) capacity constraints
  - market separation & pricing events
- Recently (early Apr to early Jun) characterised by high average prices & low volatility
  - markets not separating



Flat Forward Price Curve - All Regions
NSW
QLD
VIC
SA
$/MWh
$90
$85
$80
$75
$70
$65
$60
$55
$50
$45
$40
$35
$30
Jul 06
Aug 06
Sep 06
Oct 06
Nov 06
Dec 06
Jan 07
Feb 07
Mar 07
Apr 07
May 07



Average Pool Price Apr 07 v Apr 06
Apr-06
Apr-07
90
80
70
60
50
40
30
20
10
0
NSW
QLD
VIC
SA
Region

effective management of market supply/demand cycles requires a robust business model with a balance of equity generation & hedge positions

wholesale price volatility

an energy & capacity constrained market

NEM showing signs of both energy & capacity constraints past fortnight

- market separation now occurring
  - price volatility between NEM states
  - capacity constraints evident between northern & southern NEM
- driven by extreme cold weather driving increased demand
  - NSW May ~11,000MW max demand
  - NSW June ~13,200MW max demand
- average NSW June pool prices highest ever for any state in any month in NEM history
- average NSW June underlying pool prices (<$300) highest ever for any state in any month in NEM history

NEM inter-regional price separation examples


All prices 30min
$/MWh
8000
7500
7000
6500
6000
5500
5000
4500
4000
3500
3000
2500
2000
1500
1000
500
0
NSW1 — QLD1 — SA1 — SNOWY1 — TAS1 — VIC1

Settlement prices (early evening peak demand period) -19 Jun 07

delivering the natural hedge

agl's ability to cover basis risk

- Physical / owned intermediate & peak generation cover extreme price risk periods
  - ~30% of AGL load occurs peak pricing periods & represents ~40% of COGS
- Equity investment in Loy Yang A provides natural financial hedge for base load

Indicative AGL load 11 January 2007 & overlaying TIPS integration / portfolio benefits
(includes current actual / drought constrained hydro capacity)



Base Derivatives
Torrens Island B
Eildon
Peak Derivatives
Torrens Island A
Kiewa
Non Dispatchable Hydro
Somerton
Spot Price
Wattle Pointwindfarm
Dartmouth
AGL Load
Load & Dispatch MW
5,000
4,500
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
0:30
2:00
3:30
5:00
6:30
8:00
9:30
11:00
12:30
14:00
15:30
17:00
18:30
20:00
21:30
23:00
Half Hour
$10,000
$1,000
$100
$10
$1
Regional Pool Price ($MWh)
LYA natural financial hedge benefit

agl's prudent hedging policy

risk mitigation & profit maximisation

- purchase of TIPS adds !80% energy increase & 63% capacity increase to portfolio
  - reduces exposure to extreme price events & reduces need to purchase expensive derivative products
- wholesale energy economic (profit at risk) risk limits
- clearly defined & approved commodity & transaction limits
- counter party credit limit tier allocation

Minimum mass-market rolling (volumetric) hedging policy (physical & derivative)



indicative forecast energy load – mass market
Trading discretion based on house view of forward prices
min 80% forecast energy load
min 65% forecast energy load
min 50% forecast energy load
min 35% forecast energy load
min 25% forecast energy load
Yr 1
Yr 2
Yr 3
Yr 4
Yr 5



indicative forecast energy load – mass market
Trading discretion based on house view of forward prices
Yr 1
Yr 2
Yr 3
Yr 4
Yr 5
indicative equity generation
Yr1 (current) through Yr5 (planned)

agl forecast energy load substantially covered (by physical & contract) for FY08

in summary

clearly defined, 'four corners' integrated strategy

- driving consolidation in a fragmented market to deliver first mover advantage, win "end-game"
- identified, 'locked in' growth opportunities supporting the 'four corners' strategy
- existing, diverse portfolio of renewable and clean burn gas generation assets are well positioned to deliver additional profitability under an emission trading environment
- over 2,000 MW of generation development projects under review, also consistent with delivering increased profitability under an emissions trading environment
- prudent strategy and hedging policy to mitigate extreme market demand/supply cycles

on track to deliver scheme booklet FY07 net profit of [illegible] million

appendices



14

growth projects - status

suite of renewable & clean burn gas generation

Generation	95MW Hallett wind :	**Ahead of schedule & on budget, due for completion 1H08**
	140MW Bogong hydro:	**Ahead of schedule & on budget, due for completion 2H09**
	380MW Townsville gas :	**Option over site, currently negotiating off-take agreements**
	70-100MW Mica Creek expansion gas :	**AGL/CS Energy negotiating with off-take customers. Mica Creek redevelopment feasibility studies underway**
	330MW Macarthur wind :	**Project feasibility currently under review vs other development options**
	300MW Leafs Gully gas:	**Option over site, development application submitted**
	71MW Hallett Hill wind:	**Development options acquired, final investment decision due 2008**

building the natural hedge

upstream generation

100% of torrens island power station (tips)

- acquiring 1,280MW TIPS (Sth Australia) gas fired peaking & intermediate power station for $417m
  - transaction close date 2 July 07
- delivers immediate natural hedge between upstream generation and downstream (customer) load
- excellent remaining operating life of 25 years
  - verified by independent engineering consultant
- provides gas storage capabilities via WUGS (Port Campbell, Vic) together with 10 year, ~300PJ GSA with flexible contract terms
  - gsa, haulage contract & storage facility deliver added optionality to agl across both gas & electricity portfolio's
- ACCC clearance received



tips

energy & capacity benefits

- Delivers ~180%[1] increase in energy and ~63% increase in capacity to the AGL generation portfolio



Indicative Energy Output
(GWhr per annum)
TIPS
Post TIPS
~4,300 GWhr
Post Hallett & Bogong
~4,800 GWhr
Pre TIPS
~1,500 GWhr
Torrens Island
Somerton
AGL Hydro (Vic), Dartmouth / Eildon etc
AGL Hydro (NSW) Various
Co Gen / Landfill / Biomass
Moranbah (Powerdirect)
Kiewa (Hydro)
Wattle Point (Wind - off take)

1. ~160% net of drought impacted hydro

tips

transaction economics

disciplined, creative transactions deliver value accretion



Specific Capacity Value ($/kV
$2,200
$2,100
$2,000
$1,900
$1,800
$1,700
$1,600
$1,500
$1,400
$1,300
$1,200
$1,100
$1,000
$900
$800
$700
$600
$500
$400
$300
$200
$100
$-
ORG Darling Downs
TIPS
Origin Darling Downs
SWS Peaker (Construction)
Quarantine (Construction)
Somerton Construction
EME- Valley / Kwinana (Resale)
Valley Power (Snowy Purchase)
Hallett Construction
Ladbroke Grove (Construction)
Valley Power (Construction)
Oakey (Construction)
Hallett Sale (TRUenergy buy @ $117m)
Hallett Expansion
Mt Stuart (Construction)
TIPS / Ecogen (Resale)
Townsville Peaker (Construction)
Ecogen (Privatisation)
Torrens Island (AGL buy @ $417m)

END